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                                                                     Exhibit d.6
                         EXPENSE REIMBURSEMENT AGREEMENT


AGREEMENT, made this ____ day of September, 2002, by and between COLUMBIA THERMOSTAT FUND (the "Fund"), a series of Liberty Acorn Trust (the "Trust"), and LIBERTY WANGER ASSET MANAGEMENT, L.P., a Delaware limited partnership (the "Advisor").

WHEREAS, the Fund and the Advisor have separately entered into a Management Agreement dated September 26, 2002 (the "Management Agreement");

WHEREAS, the Advisor has voluntarily agreed to waive fees and reimburse certain expenses of the Fund, such that total fund operating expenses (exclusive of distribution and service fees, interest and fees on borrowings, and expenses associated with the Fund's investment in other investment companies) do not exceed the annual rate of .60% of average daily net assets of the Fund (the "Expense Limit"), which agreement may be discontinued by the Advisor at any time; and

WHEREAS, the Fund is prepared to repay for a certain period the amounts waived or reimbursed by the Advisor (all such amounts waived or reimbursed and not repaid to the Advisor shall be referred to as the "Repayment Amount") to the extent the repayments do not cause the Fund to exceed the Expense Limit.

NOW, WHEREFORE, in consideration of the mutual covenants hereinafter contained, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed by and between the parties hereto as follows:

1. The Fund agrees to repay monthly to the Advisor the Repayment Amount through December 31, 2005, provided that no such repayment shall cause the Fund's annual total fund operating expenses (calculated as set forth above) to exceed the Expense Limit.

2. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected. This Agreement may only be amended in writing by the consent of the parties. This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts, exclusive of conflict of law provisions.

3. The Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund's officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Trustees or officers of the Trust or officers or shareholders of the Fund individually but are binding only upon the assets and property of the Fund.

     IN WITNESS WHEREOF, the Fund and the Advisor have caused this Agreement to be executed on the day and year above written.
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                                          COLUMBIA THERMOSTAT FUND


                                          By: __________________________________




                                          LIBERTY WANGER ASSET MANAGEMENT, L.P.


                                          By: __________________________________